Exhibit 99.1

Tian Jin Appointed to Board of Directors of Opera Limited

OSLO, Norway, December 10, 2019 -- Opera Limited (Nasdaq: OPRA) (“Opera”), one of the world’s leading browser providers and an influential player in the field of content platforms, today announced that Tian Jin has joined Opera's Board of Directors.

Tian Jin is an executive of Kunlun Tech (300418:CH), a mobile gaming and Internet company that has a 44% interest in Opera. Tian Jin will serve as a replacement for another Kunlun executive, Han Fang, on the Opera board. Mr. Han Fang has resigned from the Opera board to focus on his other pursuits.

Tian Jin joined Kunlun in 2015 where he has served as a Vice General Manager, and Secretary of the Board, as well as a member of the Kunlun board since 2018.

"We are excited to welcome Tian Jin to our Board of Directors. His experience in both the internet and fintech spaces will be a significant benefit as we continue to leverage our brand and user base to expand beyond the browser. Specifically, Tian Jin’s expertise will be helpful as we pursue additional fintech initiatives beyond microlending," said Opera’s CEO Yahui Zhou.

“Opera is a strong brand with more than 350 million monthly active users and that is increasing both its user base and monetization. I look forward to helping Opera continue its growth trajectory as it builds on its current momentum and expands offerings”, said Tian Jin.

Tian Jin has a bachelor’s degree in Marketing Management from Upper Iowa University and has 19 years of business experience, including over 5 years in the commercial banking sector.

Chairman Yahui Zhou has also resigned from Opera’s compensation committee to be replaced by Independent Director James Liu. Independent director Trond Knudsen has been appointed to chair the committee.

About Opera

Founded in 1995 in Norway, Opera delivers browsers and AI-driven digital content platforms to more than 350 million people worldwide. The company remains one of the most innovative browser creators in the world. Opera is listed on Nasdaq under the OPRA ticker symbol.

Investor Relations Contact:

Derrick Nueman

investor-relations@opera.com or (408) 596-3055

For media enquiries, please contact: press-team@opera.com